UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs on dividend payment

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Rio de Janeiro, April 25, 2024 - Petróleo Brasileiro S.A.- Petrobras, in continuity with the Material Fact disclosed on March 7, 2024, informs that the Annual General Meeting (AGM), in a meeting still in progress, approved the remuneration to shareholders for the 2023 Fiscal Year, in the total amount of R$ 94,354,315,809.82. This amount includes the prepayments approved throughout 2023 and paid by March 2024 (R$58,214,901,362.50) plus the proposal for additional dividends in the amount of R$36,139,414,447.32 (equivalent to R$2.79957250 per common and preferred share).

Considering monetary adjustment at the SELIC rate from December 31st, 2023 until today, this amount has increased by R$ 0.09538421 per share. Thus, the total gross amount remaining to be distributed to shareholders, considering monetary adjustment to date, is equivalent to R$2.89495671 per share and will be paid in two equal installments in May and June 2024, as follows:

(i)	first installment, in the amount of R$1.44747835 per preferred and common share; R$0.56890230 of which refers to the application of the Shareholder Remuneration Policy formula and R$0.87857605 refers to extraordinary dividends.
(ii)	(ii) the second installment, in the amount of R$ 1.44747836 per preferred and ordinary share, of which R$ 0.56890230 refers to the application of the Shareholder Remuneration Policy formula and R$ 0.87857606 refers to extraordinary dividends.

Form of distribution: The two installments will be paid in the form of dividends.

Cut-off dates: Dividend payments will have different cut-off/record dates, as follows:

Dividend amounts referring to the application of the Shareholder Remuneration Policy formula: the cut-off date is April 25, 2024 for holders of Petrobras shares traded on B3 and the record date is April 29, 2024 for holders of ADRs traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-rights on B3 and NYSE as of April 26, 2024.

Amounts relating to extraordinary dividends: the cut-off date will be May 2, 2024 for holders of Petrobras shares traded on B3 and the record date will be May 6, 2024 for holders of ADRs traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-rights on B3 and NYSE as of May 3, 2024.

Payment date: for holders of Petrobras shares traded on B3 on the respective cut-off dates, the first installment will be paid on May 20, 2024 and the second installment on June 20, 2024. ADR holders will receive payments on May 28, 2024 and June 27, 2024, respectively.

Updating of the amounts per share: The amounts of the extraordinary dividends per share may change until the cut-off date as a result of the share buyback program. On the cut-off date, if there is a change in the values per share, Petrobras will communicate the new values to the market.

The amounts of the two installments will continue to be updated by the variation in the Selic rate from December 31, 2023 until the date of the actual payments.

The Shareholder Remuneration Policy can be accessed on the Company's website (http://www.petrobras.com.br/ri)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer